FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Notice of Annual General Meeting and Proxy Statement of  DryShips, Inc. dated  June 14, 2006 for the Annual General Meeting of Shareholders to be held on July 11, 2006.

June 14, 2006

TO THE SHAREHOLDERS OF

DRYSHIPS INC.

Enclosed is a Notice of the 2006 Annual Meeting of Shareholders (the “Meeting”) of DryShips Inc. (the “Company”) which will be held at Omega Building, 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece on July 11, 2006 at 11:00 a.m., and related materials.

At the Meeting, shareholders of the Company will consider and vote upon proposals:

1

To elect two Class B Directors to serve until the 2009 Annual Meeting of Shareholders (“Proposal One”);

2.

To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2006 (“Proposal Two”);

3.

To amend the Company’s Articles of Incorporation to increase the number of authorized shares of common stock to 75 million shares, par value $0.01 per share (“Proposal Three”);

4.

To amend the Articles of Incorporation to adopt a provision limiting the personal liability of directors (“Proposal Four”); and

5.

To transact such other business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposals One, Two, Three and Four requires the affirmative vote of a majority of the shares of stock represented at the Meeting.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

George Economou
Chief Executive Officer

DRYSHIPS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 11, 2006

NOTICE IS HEREBY given that the Annual Meeting of Shareholders of DryShips Inc. (the “Company”) will be held on July 11, 2006, at Omega Building, 80 Kifissias Avenue, GR 151 25 Marousi, Athens, Greece at 11:00 a.m., for the following purposes, of which items 1, 2, 3 and 4 are more completely set forth in the accompanying Proxy Statement:

1

To elect two Class B Directors to serve until the 2009 Annual Meeting of Shareholders (“Proposal One”);

2.

To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2006 (“Proposal Two”);

3.

To amend the Company’s Articles of Incorporation to increase the number of authorized shares of common stock to 75 million shares, par value $0.01 per share (“Proposal Three”);

4.

To amend the Articles of Incorporation to adopt a provision limiting the personal liability of directors (“Proposal Four”); and

5.

To transact such other business as may properly come before the meeting or any adjournment thereof.

The board of directors has fixed the close of business on May 30, 2006 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the annual meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Secretary

Eugenia Th. Voulika

June 14, 2006

Majuro, Marshall Islands

______________________

PROXY STATEMENT

FOR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 11, 2006

________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of DryShips Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held on July 11, 2006 at Omega Building, 80 Kifissias Avenue, GR 151 25 Marousi, Athens, Greece at 11:00 a.m., or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about June 14, 2006.

VOTING RIGHTS AND OUTSTANDING SHARES

On May 30, 2006 (the “Record Date”), the Company had outstanding 30,459,306 shares of common stock, par value $0.01 per share (the “Common Shares”).  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least a majority of the shares issued and outstanding shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are quoted on The Nasdaq National Market under the symbol “DRYS.”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company’s registered office, Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company has five directors on the board of directors, which is divided into three classes.  As provided in the Company’s Articles of Incorporation, each director is elected to serve for a three year term and until such director’s successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office.  The term of two Class B Directors expires at the Meeting.  Accordingly, the board of directors has nominated Angelos Papoulias and George Xiradakis, each of whom is a Class B Director, for election as directors whose term would expire at the Company’s 2009 Annual Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current board of directors may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Position
Angelos Papoulias	51	Class B Director
George Xiradakis	42	Class B Director

Certain biographical information about each of these individuals is set forth below.

Angelos Papoulias has served on our Board of Directors since our initial public offering in February 2005. Since 1989, Mr. Papoulias has been a director of Investments and Finance Ltd., a financial consulting firm specializing in financial and structuring advice to the Greek maritime industry. From 1980 to 1987 Mr. Papoulias was with Chase Manhattan Bank N.A. in corporate and shipping finance. From 1987 to 1988 Mr. Papoulias was the Director of Finance at Eletson Holdings Inc., a product tanker company. Mr. Papoulias holds a B.S. in Mathematics/Economics from Whitman College, Washington State, and a Master’s degree in International Management from the School of International Management, Phoenix, Arizona.

George Xiradakis was appointed to our Board of Directors on May  30, 2006 to fill the vacancy resulting from the resignation of Mr. Prokopios Tsirigakis.  Since 1999 Mr. Xiradakis has been the Managing Director of XRTC Business Consultants Ltd., a consulting firm providing financial advice to the Greek maritime industry, including Credit Lyonnais Group, Hellenic Ministry of Mercantile Marine and NATEXIS Banques Populaires in Greece.  Since June 2004, he has been the President of the Hellenic Real Estate Corporation.  He is also the General Secretary of the Association of Banking and Shipping Executives of Hellenic Shipping.  Mr. Xiradakis is a graduate of the Nautical Marine Academy of Aspropyrgos, and after completing his military service in the Greek Navy, he received his postgraduate Diploma in Commercial Operation of Shipping from the school presently named Guildhall University.  He holds an MSc in Maritime Studies from the University of Wales, College of Cardiff.

Audit Committee.  The Company’s board of directors has established an Audit Committee, consisting of three members, which is responsible for reviewing the Company’s accounting controls and the appointment of the Company’s outside auditors.  The Audit Committee currently consists of Messrs. Papoulias, Xiradakis and Tsakos.

Required Vote.  Approval of Proposal One will require the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF

INDEPENDENT AUDITORS

The board of directors is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) as the Company's independent auditors for the fiscal year ending December 31, 2006.

Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Two will require the affirmative vote of a majority of the shares of stock represented at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2006.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

AMENDMENT

TO

ARTICLES OF INCORPORATION

The board of directors is submitting for approval at the Meeting an amendment to the Company’s Articles of Incorporation to increase the number of authorized shares of common stock to 75 million shares, par value $0.01 per share.

The board of directors has approved an amendment to the Company’s Articles of Incorporation to replace Section D (a) thereof and replace it in its entirety with the following:

“(a) The aggregate number of shares of common stock that the Corporation is authorized to issue is seventy-five million (75,000,000) registered shares with a par value of one cent (US$0.01).”

Required Vote.  Approval of Proposal Three will require the affirmative vote of a majority of the shares of stock represented at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDENT TO THE ARTICLES OF INCORPORATION.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL FOUR

AMENDMENT

TO

ARTICLES OF INCORPORATION

The board of directors is submitting for approval at the Meeting an amendment to the Company’s Articles of Incorporation to adopt a provision limiting the personal liability of directors

The board of directors has approved an amendment to the Company’s Articles of Incorporation to add Section M thereto as follows:

“M. No director shall be personally liable to the Corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the BCA as the same exists or may hereafter be amended.  If the BCA is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent authorized by the BCA, as so amended.  Any repeal or modification of this Section M shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.”

Required Vote.  Approval of Proposal Four will require the affirmative vote of a majority of the shares of stock represented at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDENT TO THE ARTICLES OF INCORPORATION.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One, Two, Three or Four have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

Eugenia Th. Voulika

Secretary

June 14, 2006

Majuro, Marshall Islands

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

---------------------------------

(Registrant)

Dated:  July 07, 2006

By: /s/ Christopher J. Thomas

----------------------------------

Christopher J. Thomas

Chief Financial Officer

Endnotes